UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐	No ☒

                                Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the Registrant, dated May 11, 2004, announcing that a lawsuit was filed on May 10, 2004 against the Registrant in the District Court in Nazareth, Israel by Orbotech Ltd., alleging that the Registrant’s Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd.

SIGNATURE

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

	By:	/s/ RAFI AMIT
Rafi Amit
Chief Executive Officer

Dated: May 11, 2004